WIPRO LIMITED

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India

September 21, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E

Washington, D.C. 20549

Attn: Mr. Patrick Gilmore, Accounting Branch Chief

Re:	Wipro Limited
Form 20-F for the Fiscal Year Ended March 31, 2012
Filed May 16, 2012
File No. 001-16139

Dear Mr. Gilmore:

Wipro Limited (the “Company”) spoke to David Edgar on September 19, 2012, and confirms the Staff’s grant of a fourteen (14) day extension to respond to the letter from the Securities and Exchange Commission dated September 11, 2012, relating to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012 (the “Comment Letter”). Accordingly, the Company will provide its response to the Comment Letter on or before October 9, 2012.

Thank you for your courtesy and cooperation in this matter.

Very truly yours,

WIPRO LIMITED

/s/ Suresh C. Senapaty

Suresh C. Senapaty

Chief Financial Officer and Director